STEVENS RESOURCES, INC.
1818 West Francis, Ste. 196
Spokane, WA 99208

January 7, 2010

To:         Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Attention:  Parker Morrill
Washington D.C. 20549
Phone (202) 551-3696
Fax      (703) 813-6982

From:  Stevens Resources, Inc.
File Number 333-163019

RE:  Request for Acceleration of the Effective Date.

Stevens Resources, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 on November 10, 2009 with an Amendment filed thereto on December 16, 2009 by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the Registration Statement effective by 11:00 A.M. EST January 12, 2010 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Stevens Resources, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Justin Miller
     Justin Miller
     President/Director
     Stevens Resources, Inc.